

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

<u>Via E-mail</u>
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

>   **Re: Vanell, Corp.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed May 3, 2013**
>   **File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 from our comment letter dated April 29, 2013 and your related revisions to the beneficial ownership table on page 34. Please also revise the disclosure regarding Claudia Morales de Magana in the selling shareholder table on page 15 to include the shares of her spouse, Francisco Douglas Magana, which she beneficially owns. For example only, please revise the amounts included in the "Shares Owned Prior To This Offering," "Total Shares to Be Owned Upon Completion Of This Offering," and "Percentage of Shares owned Upon Completion of This Offering" columns for Claudia Morales de Magana to include the shares of Francisco Douglas Magana. In addition, throughout your registration statement, please revise the disclosure regarding the beneficial ownership of Francisco Douglas Magana to include the shares held by Claudia Morales de Magana. We note, for example, your risk factor "Because our sole officer and director owns 77.32% of our issued and outstanding common stock . . . " on page 11.

2.   We note your revised disclosure that the registrant has engaged Spartan Securities, Ltd. to act as a market maker for the registrant. Please file any related agreement between the registrant or its affiliates and Spartan as an exhibit and discuss the principal terms of the agreement in the prospectus or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, Esq. (Via E-mail)